EXHIBIT 99.19

CONSENT OF STEPHEN GODDEN

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Stephen J. Godden, F.I.M.M.M., C.Eng. Director (S. Godden & Associates Limited), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Technical report dated March 17, 2008, entitled “Technical Report and Mineral Resource Estimate on the G-9 Deposit, Campo Morado Project, Guerrero State, Mexico”;

2.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Stephen J. Godden
Name: Stephen J. Godden, F.I.M.M.M., C.Eng. Title: Director, S. Godden & Associates Ltd.